John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

June 24, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street NE Washington, DC 20549

Re:	Cheer Holding, Inc.
Registration Statement on Form F-3
Filed May 8, 2024
File No. 333-279221

Dear Sir/Madam:

On behalf of Cheer Holding, Inc. (the “Company”), we are responding to the Staff’s comment letter dated May 24, 2024, related to the above referenced Registration Statement on Form F-3. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Registration Statement on Form F-3

General

1.	You disclose that CheerReal is your self-developed digital collection NFT platform. Please revise to provide a materially complete description of your CheerReal platform. For example, please revise to:

●	define NFT upon first use;

●	identify any underlying protocol the platform relies on;

●	clarify whether CheerReal operates as an NFT marketplace (i.e., whether users buy and sell NFTs on the platform);

●	clarify who creates the NFT collections listed on CheerReal (i.e., whether you create these collections or whether users or other parties create them);

●	provide examples of the types of NFT collections listed on CheerReal;

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA
MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA
OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

June 24, 2024

●	clarify whether any other types of digital assets are listed on CheerReal; and

●	describe how the platform generates revenue and disclose whether it has generated any revenue to date.

Additionally, if the platform operates as a marketplace, please explain to us how the marketplace operates with respect to NFTs and your role in it. In this regard, describe in greater detail the services the marketplace provides, both in the creation of the NFTs and the subsequent listing and trading of the NFTs on your platform, and how prices are set in any transactions.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to update its description of its CheerReal platform beginning on page 10 of Amendment No. 1 to Form F-3.

The Company also clarifies that CheerReal is not a secondary trading market for NFT, but is a digital collection platform for the initial issuance of digital artwork NFTs. The CheerReal platform is designed as a digital art collection platform that is part of the Company’s CHEERS ecosystem, which aims to bring a new immersive experience of digital arts. The Company considers the use of NFTs as a means of authentication of the artwork and to display the rights of the digital artwork. The Company further clarifies that the NFT artworks on the CheerReal platform are sold by thirty-party artists which are authorized through license agreements entered into by the Company or are NFT artworks which are created by the Company and the intellectual property rights are owned by CheerReal. Users of CheerReal browse and purchase these NFT artwork collections on CheerReal. The use of NFTs is as a means of authentication of the artwork and to display the rights of the digital artwork.

The initial issuance quantity and purchase price of NFTs available on CheerReal are set based on the creative quality of the NFT artwork and the popularity of the artist as reference standards. CheerReal charges a certain percentage of the price of the NFT as a service fee commission and pays the remaining amount as remuneration to the third-party artist and IP holder of the original artwork. The prices of the NFT artwork collections on CheerReal are set in Renminbi (RMB) and no cryptocurrency transactions are allowed on the platform. After users purchase NFTs on CheerReal, they are not allowed to conduct secondary transactions on the platform; however, users can exchange the purchased NFTs with other users for free without any additional fee.

2.	We note your disclosure on page 27 about the risks if a digital asset is a security. Please supplementally provide us with your legal analysis of whether the NFTs on your platform are “securities” within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Please include in this analysis your role in any NFT marketplace, and the creation of the instruments, as well as any ongoing interest in the NFTs after resale (e.g., transaction or service fees), if applicable. Additionally, please revise your risk factor to specifically address NFTs.

RESPONSE:

As discussed above in the Company’s response to the Staff’s comment 1, CheerReal is a platform for the initial issuance of digital artwork NFTs. While users are allowed to exchange NFTs with other users, no secondary transactions are allowed to be conducted on CheerReal and CheerReal is not a secondary market of NFTs. The Company respectfully submits that the issuance of NFTs on its CheerReal platform are not created for the purpose of investment of money in a common enterprise with the expectation of profits due to the efforts of others.

June 24, 2024

Currently the NFTs available on CheerReal are digital artwork collections which can be purchased and/or traded only on CheerReal. The Company charges (i) fees in RMB for the sale of original NFT artworks which was created by the Company, (ii) a commission fee in RMB for NFT artwork collections licensed by third-party artists to CheerReal, and (iii) fees for advertising on the platform. As previously noted, no secondary transactions are conducted on the platform. The Company only charges fees in RMB.

In the Howey case, the Supreme Court set out the elements for determining whether a particular scheme constitutes an “investment contract” under the Securities Act of 1933 including whether there is: (1) an investment of money; (2) in a common enterprise; (3) with the expectation of profits derived solely from the efforts of others. The Company is also aware of the SEC’s Strategic Hub for Innovation and Financial Technology publication of a “Framework for ‘Investment Contract’ Analysis of Digital Assets” and in particular, the determination of whether a digital asset is a security. Even though the Company believes that the NFTs available on CheerReal should not be deemed “investment contracts” because a purchaser has no reasonable expectation of profits (or other financial returns) derived from the efforts of others, as at a minimum, the NFTs available on the Company’s CheerReal platform fail both the second and third prongs articulated in the W.J. Howey Co. test (the “Howey test”) as follows:

Common Enterprise

Courts have focused on the horizontal approach, where the common enterprise focuses on the relationship among players in an economic venture or the vertical approach which determines whether there is a correlation between the fortunes of an investor and a promoter.

The NFTs available on CheerReal are unique digital assets with utility as artwork collectibles, and there is no secondary market for these NFTs. The NFTs purchased on CheerReal can also only be exchanged among users thereafter, and not resold. The primary aim of CheerReal is to accelerate the digitization of cultural and artworks, promote and maximize the value of digital assets, and create a new ecosystem of digital assets, rather than an “economic venture”.

Under the vertical approach, the fortunes of the players are linked with those of the Company thereby establishing the requisite element of vertical commonality. Thus, a common enterprise exists if a direct correlation has been established between success or failure of the Company’s efforts and success or failure of the investment. Vertical commonality comes in two varieties: “broad” and “strict.” Broad vertical commonality focuses on the relationship between an investor and the promoter and requires the investor’s dependence on the promoter’s expertise. Under this view, the investor’s realization of profits is inextricably tied to the promoter’s effectiveness and skill. To establish “broad vertical commonality,” the fortunes of the investors must be linked only to the efforts of the promoter. In contrast, “strict vertical commonality” requires that the fortunes of investors be tied to the fortunes of the promoter.

June 24, 2024

The Company only collects commission and sale fees for the use of its CheerReal platform, and does not pool the proceeds of the NFTs sold for the benefit of the purchasers. In addition, CheerReal is part of the Company’s overall CHEER ecosystem, and the Company uses such revenues earned from the fees collection from CheerReal across its operations as applicable. The fees generated from CheerReal to date is also a small percentage of the Company’s overall revenue. Further, the purchase of an NFT on CheerReal does not give the platform user any participatory interest or economic rights in the Company, CheerReal or any related enterprise. As such, there is no common economic venture among the users of CheerReal (users of CheerReal do not pool their purchases together or receive any dividends in the Company in accordance with their purchases). In addition, any value that these NFT artworks have as a collectible is beyond the Company’s control, including the popularity of an NFT artwork or the supply and demand of certain artworks, and are independent from the fortunes of the Company or CheerReal. The Company only collects fees during the initial issuance of the NFTs, and does not collect additional fees when NFTs are exchanged among users.

Reasonable Expectation of Profits Derived from the Efforts of Others

The NFTs are digital assets that are owned by the users of CheerReal and are considered digital collectibles. The Company does not promote or advertise CheerReal by promoting “profit opportunities” on the platform or promote NFTs on CheerReal as a means to invest in the Company. Instead, the NFTs on CheerReal are marketed as digital artwork collections. The Company also does not promise any profits to its users who purchase NFTs on CheerReal; rather, the Company has specifically indicated that there is no secondary market or resale possibilities after purchasing an NFT on its platform. Furthermore, as disclosed in the Company’s registration statement on Form F-3, CheerReal was launched in 2022 as part of the Company’s plan on expanding its mobile and online business and creating a CHEERS ecosystem. The Company plans to leverage the CHEERS ecosystem, including its blockchain technologies and strategic collaborations with various partners on AR and VR technologies, to develop a metaverse platform that features a virtual world containing immersive experiences in intelligent retail, video on demand, social networking, gaming and NFTs. As such, there is no “profit” that can be expected by users of CheerReal.

In addition, the Company believes that the NFTs on CheerReal also are not securities under Gary Plastic. Among other factors, (i) the NFT artworks available on CheerReal are marketed as artwork collections (akin to collectibles), (ii) the proceeds from the sale of NFTs and transaction fees are not pooled in any “enterprise”, (iii) there is no secondary market for NFTs purchased on CheerReal, and (iv) the Company has not made any promise to generate profits for users of the CheerReal platform or create any expectation of investment return for NFTs purchased on CheerReal.

Based on the above, the Company does not believe that the NFTs on its CheerReal platform are deemed securities.

Accordingly, the Company respectfully submits that the NFT artworks sold on its CheerReal platform are not associated with a common enterprise and there is no reasonable expectation of profits derived from the managerial efforts of others. Such NFTs are not investment contracts under the Howey test, including as applied in Gary Plastic, and accordingly are not securities under federal or state securities laws.

June 24, 2024

3.	The risk factor on page 24 states that your ability to create NFTs that can be minted, accepted and transferred is dependent on your ability to develop an accepted and secured blockchain. Please clarify whether you have developed such a blockchain or if you currently rely on a third-party blockchain. If you have developed your own blockchain, please describe the risks and challenges related to developing and maintaining the blockchain. If you are or will be dependent on a third-party blockchain, please identify the blockchain, if known, and describe any risks and challenges related to such reliance.

RESPONSE:

In response to the Staff’s comments, the Company clarifies that its CheerReal platform relies on the third-party blockchain. As discussion in item 1 above, the CheerReal platform is currently based on the ERC-721 and ERC-1155 protocols under the BSN-DDC blockchain. The BSN-DDC blockchain was established and is operated by China Mobile, China UnionPay and the China State Information Center. The Company currently have no plans to develop or maintain its own blockchain. For clarification, the Company has included a new risk factor as follows: “We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our users and develop platforms.”

4.	We note your risk factor disclosure on page 27 that the legal test for determining whether a particular crypto asset is a security “evolves over time,” and that the “SEC’s views in this area may have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

RESPONSE:

In response to the Staff’s comments, the Company has revised its risk factor disclosure on page 27 to remove such language.

5.	Please clarify whether you hold any digital assets, and if so, revise to specify the types and amounts of digital assets you hold.

RESPONSE:

In response to the Staff’s comments, the Company confirms that it does not hold any digital assets.

6.	We note that you appear to be relying on General Instruction I.B.5 of Form F-3 to conduct a limited primary offering. Please confirm you are relying on this instruction, and if so, ensure you provide the information called for by Instruction 7 to the General Instructions of Form F-3.

RESPONSE:

In response to the Staff’s comments, the Company confirms that it is relying on General Instruction I.B.5 of Form F-3 and has revised the cover page of Amendment No. 1 to Form F-3 to provide the information called for by Instruction 7 to the General Instructions of Form F-3.

June 24, 2024

Signatures, page II-5

7.	Please revise the signatures section to identify each capacity in which Bing Zhang is signing the registration statement. Note that the registration statement must be signed by the company’s principal executive officer, principal financial officer, and controller or principal accounting officer.

RESPONSE:

In response to the Staff’s comments, we have revised the signatures section identifying each capacity in which Bing Zhang is signing the registration statement.

Exhibits

8.	Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

RESPONSE:

The Company respectfully advises the Staff that the Company does not intend to issue any debt securities pursuant to a trust indenture upon reliance of Section 304(a)(8) of the Trust Indenture Act and Rule 4a-1 promulgated thereunder.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp